Exhibit 99.1

Uranium Royalty Corp. Provides Update on Physical Uranium Purchases

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, October 27, 2023 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that it has secured additional fixed-price uranium purchase commitments totaling 1 million pounds U3O8 in the current quarter. Deliveries will occur at Cameco Corporation’s Blind River facility in Ontario, Canada during the fourth quarter of 2023. The weighted average purchase price for such commitments is US$70.44 per pound (TradeTech spot price is US$73.50 per pound as at October 26, 2023), which is expected to be satisfied through cash on hand and other liquid assets.

The Company is also pleased to announce it has received the first delivery of 300,000 pounds U3O8 under its purchase agreement with CGN Global Uranium Ltd. dated November 17, 2021 (see news release dated December 2, 2021). This agreement provides URC with exposure to an aggregate 500,000 pounds U3O8 from 2023 through 2025 at a weighted average price of US$47.71 per pound. The delivery of the remaining 200,000 pounds is expected to be completed in June 2024 and April 2025.

These purchases will increase URC’s physical uranium inventory to approximately 2.65 million pounds U3O8 at weighted average cost of approximately US$54.08 per pound (valued at approximately US$195 million at the above referenced TradeTech spot price).

Scott Melbye, the Company’s Chief Executive Officer, stated: “In the early stages of this uranium bull market, we recognized an opportunity to grow our physical uranium holdings alongside our royalty business, which includes 20 diversified royalties on 18 projects. These strategic purchases provide shareholders exposure to the strong fundamentals supporting a rising uranium price and a future source of liquidity to acquire additional royalty and streaming assets as opportunities arise.”

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222

Forward Looking Statements

Certain statements in this news release may constitute “forward looking information” and “forward looking statements”, as defined under applicable Canadian and U.S. securities laws (“forward looking statements”), including those regarding expected future U3O8 deliveries and the expected benefits thereof; market expectations and the Company’s strategy and business plans, which ultimately remains the subject of the Company’s discretion. Forward looking statements include statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward looking statements. Forward looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward looking statements, including, without limitation, risks inherent to royalty companies, any failures by counterparties to perform their respective obligations, market conditions, share price, uranium price volatility and risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.